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19005435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerboard Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6034 West Courtyard Drive, Suite 288

			OFFICIAL USE ONLY
			FIRM I.D. NO.

Austin	TX	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Eckert

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

                              (Name – if individual, state last, first, middle name)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

FEB 1 9 2019

Washington, DC

SEC 1410 (06-02)

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1

RMS

Report of Independent Registered Public Accountant
December 31, 2018

OATH OR AFFIRMATION

I, Lee Elchen _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Centerboard Securities, LLC _____, as
of December 31 _____, 20 __, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Managing Director
Title

_____
Notary Public

JESUS ANTONIO BECERRA
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 08/11/2020
NOTARY ID 12808495-3

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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FEB 19 2019

Washington, DC

2

Table of Contents

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Centerboard Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Centerboard Securities, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Centerboard Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Centerboard Securities, LLC 's management. My responsibility is to express an opinion on Centerboard Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Centerboard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Centerboard Securities, LLC's auditor since 2012.
Tarzana, California
January 15, 2019

Centerboard Securities, LLC
Balance Sheet Standard
As of December 31, 2018

	Dec 31, '18
ASSETS	
Current Assets	
Checking/Savings	
Centerboard Securities-Checking	120,463.81
Total Checking/Savings	120,463.81
Accounts Receivable	
Accounts Receivable	81,898.66
Total Accounts Receivable	81,898.66
Total Current Assets	202,362.47
Other Assets	
Deposit-FINRA	968.74
Total Other Assets	968.74
TOTAL ASSETS	**203,331.21**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,500.00
Total Accounts Payable	5,500.00
Total Current Liabilities	5,500.00
Total Liabilities	5,500.00
Equity	
Class A Equity	
Member Draws-Eichen	-570,000.00
Member Draws-Maloney	-540,000.00
Member Equity-Eichen	55,000.00
Member Equity-Maloney	45,000.00
Retained Earnings	1,243,241.14
Total Class A Equity	233,241.14
Net Income	-35,409.93
Total Equity	197,831.21
TOTAL LIABILITIES & EQUITY	**203,331.21**

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Profit and Loss Standard
January through December 2018

	Jan - Dec '18
Ordinary Income/Expense	
Income	
Services Income	2,587,730.37
Total Income	2,587,730.37
Expense	
Guaranteed Payments-Eichen	841,000.00
Guaranteed Payments-Maloney	841,000.00
Independent Contractor Fees	5,727.43
Registered Rep Fees	805,721.27
Office Expenses	
Rent	11,700.00
Telephone	3,600.00
Office Supplies	1,800.00
Cleaning	600.00
Total Office Expenses	17,700.00
Professional Fees	109,553.08
Franchise Taxes	-1,975.00
Insurance Expense	425.00
Bank Service Charges	148.00
Regulatory Expense	3,840.52
Total Expense	2,623,140.30
Net Ordinary Income	-35,409.93
Net Income	**-35,409.93**

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2018

	Beginning Capital		Net Income		Total Members' Equity
Beginning balance January 1, 2018	$	233,241	$	-	$ 233,241
Capital withdrawals		-		-	-
Capital contributions		-			-
Net income				(35,410)	(35,410)
Ending balance December 31, 2018	$	233,241	$	(35,410)	$ 197,831

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities LLC
Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	(35,410)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		48,101
Investment-Benefuel		63,000
Other assets		(344)
Increase (decrease) in:		
Accounts payable		3,500
Due to related party		(17,700)
Total adjustments		96,557
Net cash provided by operating activities		61,147

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital withdrawals		-
Capital contributions		-
Net cash used in financing activities		-
Increase/(Decrease) in cash		61,147
Cash-beginning of period		59,316
Cash-end of period	$	120,463

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Centerboard Securities, LLC, (the "Company"), was formed in March, 2010, in the State of Delaware as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on October 25, 2011. The Company is authorized to engage in private placements of securities, mergers and acquisitions advisory, and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 15, 2019 the date the financials statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016 and 2017.

8

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market takes place in the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $114,964, which was $109,964 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $5,500 to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 3: RELATED PARTY

The Company has an expense sharing agreement with its affiliate to share monthly overhead costs beginning in April, 2011 including rent, telephone, and office supplies. The total amount paid in expense sharing for the year ended December 31, 2018 was $17,700.

Note 4: REVENUE

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client and may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Statement of Net Capital
For the year ended December 31, 2018

Schedule I

	Focus 12/31/18	Audit 12/31/18	Change
Members' equity, December 31, 2018	$ 197,831	$ 197,831	$ -
Subtract - Non allowable assets:			
Accounts receivable	81,899	81,899	-
Other assets	968	968	-
Tentative net capital	114,964	114,964	-
Haircuts	0	0	-
NET CAPITAL	114,964	114,964	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 109,964	$ 109,964	-
Aggregate indebtedness	5,500	5,500	-
Ratio of aggregate indebtedness to net capital	0.05	0.05	

There were no reported differences between
the audit and Focus at December 31, 2018.

11

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Centerboard Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

CENTERBOARD SECURITIES, LLC

By:

_____
Lee Eichen, Managing Director

_____January 15, 2019_____

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Centerboard Securities, LLC
Austin, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Centerboard Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Centerboard Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) Centerboard Securities, LLC, stated that Centerboard Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Centerboard Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerboard Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2019